Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Nine Months Ended September 25,	Nine Months Ended September 27,
	2016	2015
Earnings

Earnings from continuing operations before income taxes	$3,631	$3,317
Interest expense	492	301
Undistributed earnings from equity investees, net	(113)	(63)
Portion of rents representative of the interest factor	12	21

Earnings from continuing operations before income taxes, as adjusted	$4,022	$3,576

Fixed Charges

Interest expense	$492	$301
Portion of rents representative of the interest factor	12	21

Total fixed charges	$504	$322

Ratio of Earnings to Fixed Charges	8.0	11.1

The ratio of earnings to fixed charges is a measure of our ability to meet the interest requirements of our outstanding debt securities and leases with current period earnings. A positive ratio indicates that earnings are sufficient to cover our current interest requirements.